Arlington Asset Investment Corp.

6862 Elm Street, Suite 320

McLean, VA 22101

February 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

RE:	Arlington Asset Investment Corp.

Registration Statement on Form S-3

File No. 333-235885

Filed on January 10, 2020

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arlington Asset Investment Corp. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 9:00 a.m., Eastern Time, on February 20, 2020 or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Robert K. Smith of Hunton Andrews Kurth LLP at (202) 955-1611.

Very truly yours,

ARLINGTON ASSET INVESTMENT CORP.

By:	/s/ Richard E. Konzmann
Name:	Richard E. Konzmann
Title:	Executive Vice President, Chief Financial Officer and Treasurer